Exhibit 99.1

Wearable Devices Ltd.

(“the Company”)

Compensation Policy for Company’s Office Holders

Dated: September 2025

1.	Introduction

1.1	Pursuant to the provisions of the Companies Law, 1999 (hereafter – “the Companies Law”), on March 6, 2022, the Company’s Board of Directors approved a compensation policy (hereafter – the “Policy”) with respect to the terms of service and / or employment of Company’s office holders (as defined below) (hereafter - the “office holders”), after discussing and considering the recommendations of the Company’s Compensation Committee regarding this matter.

1.2	The provisions of the Policy shall be subject to the provisions of any cogent law applicable to the Company and its office holders in any territory.

1.3	The underlying principles and purposes of the Policy are as follows: (a) promoting the Company’s goals, its work plan and its policy for the long-term; (b) compensating and providing incentives to office holders, while considering the risks that the Company’s activities involve; (c) adjusting the compensation package to the size of the Company and the nature and scope of its activities; (d) creating incentives that are suitable to Company’s office holders by compensating those entitled for compensation under the Policy in accordance with their positions, areas of responsibility and contribution to the development of the Company’s business, the promotion of its targets and the maximization of profits in the short and long-term, taking into account, among other things, the need to recruit and retain qualified, highly-skilled officers in a global and competitive market; and (e) adjusting the compensation of office holders to the contribution of the office holder to the achievement of the Company’s goals.

1.4	This Policy is a multi-annual policy that will be effective for a period of five years from the date of its approval. This policy shall be brought forward for re-approval by the Company’s Compensation Committee, the Company’s Board of Directors and the general meeting of its shareholders after three years have elapsed since the date of approval thereof and so forth, unless any changes need to be made to the Policy in accordance with the law and/or in accordance with the Company’s needs.

1.5	Without derogating from the provisions set out in Section 1.4 above, the Company’s Compensation Committee and Board of Directors shall check, from time to time, whether the compensation that is granted under this policy, does, indeed, comply with the terms of this policy and the parameters set therein for each Company office holder.

1.6	This Policy is based, among other things, on the Company’s assessments as to the competitive environment in which it operates and the challenge it faces in recruiting and retaining high-quality officers in such an environment; it is also based on employment terms generally accepted in public companies operating in the Company’s area of activity and on existing employment agreements between the Company and its office holder, which – in order to remove any doubt – this policy cannot change.

2.	The Policy

2.1	Definitions

Office holder as defined in the Companies Law- 5759-1999, i.e., Chief Executive Officer (CEO), deputy CEO, Directors, Chairman, Subordinate office holder, any person filling any of these positions in the Company even if he holds a different title, and any other manager directly subordinate to the CEO.

Subordinate office holder- Office holder subordinate reporting directly to the CEO.

Foreign office holder- Office holder who his / her residency is outside of Israel.

“non-Affiliate holder” means any holder of shares of the Company who is not an Affiliate of the Company or of any of its shareholders. For the purposes of this definition, “Affiliate” shall mean, with respect to any person or entity, any other person or entity that directly or indirectly controls, is controlled by, or is under common control with, such person or entity, including any shareholder holding a significant interest, director, or another Office holder.

“Change of Control” means (i) the replacement of at least 1/3 of the Company’s current Board members, pursuant to a request of a shareholder of the Company; (ii) acquisition (including an exchange) of more than 25% of the share capital of the Company by non-Affiliate holder; (iii) a sale (including an exchange) of all or substantially all of the shares of the Company to any person, or a purchase by a shareholder of the Company or by an Affiliate of such shareholder of all the shares of the Company held by all or substantially all other shareholders or by other shareholders who are not Affiliated with such acquiring party; (iv) a sale of all or substantially all of the assets of the Company; or (v) a merger (including, a reverse merger and a reverse triangular merger), consolidation amalgamation or like transaction of the Company with or into another corporation. It is clarified that the Company’s Board of Directors will be entitled to change the definition of “Change of Control” at any time.

“Double Trigger Event” means the occurrence of the following events: (i) a Change of Control; and (ii) within 12 months of the occurrence of any of the events in section (i) above, an office holder’s employment or service arrangement is terminated by the Company without Cause or office holder resigns from the Company for Good Reason (as will be defined in the employment or services agreement);

2.2	Components of the Policy

In accordance with the Policy, the compensation of the Company’s office holders shall be based on all or some of the following components:

2.2.1	Basic salary component– refers to the monthly salary of that employee, excluding any social benefits and related benefits, and in respect to compensation paid as consultancy fee or equivalent (to a non-employee office holder) – the monthly gross consultation fees, excluding VAT (if applicable);

It is hereby clarified that the basic or monthly salary components, referred to in this Policy, shall be the full amount to which the office holder is eligible, and shall not be considered to have decreased upon the occurrence of any temporary salary exchange or reduction, as may be implemented from time to time.

2.2.2	Social and related benefits - social benefits as prescribed by local law (pension savings, contributions towards severance pay, contributions towards training fund, vacation pay, sick leave, recreation pay, etc.) and related benefits, such as company vehicle/vehicle maintenance, telephone expenses, laptop, meals at the workplace, gifts on public holidays, etc.

2.2.3	Variable cash compensation (bonus) – short and medium-term compensation, which includes annual bonuses, which are based on results and achievement of targets. The Company may also determine that a certain office holder will be paid discretionary annual bonuses, considering his/her contribution to the Company and the restrictions placed under this policy.

2.2.4	Variable equity-based compensation– share-based payment or another long-term compensation (subject to the existence of valid long-term compensation plans and provided that the Company decides to award such compensation).

(The components in sections 2.2.3 and 2.2.4 above shall be called hereafter: “the variable components”).

At the time of approval of the compensation package of an office holder, the Compensation Committee and Board of Directors of the Company shall assess the compliance of each of those components and of the total cost of employment and/or consultancy fee with the criteria set out in this plan.

2.3	Parameters for reviewing compensation terms

Generally, some or all of the following parameters will be considered when reviewing the compensation terms of a Company office holder.

2.3.1	Education, skills, expertise, tenure (specifically in the Company and in the office holder’s field of expertise in general), professional experience and achievements of the office holder;

2.3.2	The role of the office holder, his areas of responsibility and his employment or services terms under previous wage agreements entered into with this office holder;

2.3.3	The office holder’s contribution to the Company’s business, the achievement of its strategic goals and implementation of its work plans, the maximization of its profits and the enhancement of its strength and stability.

2.3.4	The extent of responsibility delegated to the office holder.

2.3.5	The Company’s need to recruit or retain an office holder with unique skills, knowledge, or expertise.

2.3.6	Whether a material change has been made to the role or function of the office holder, or to the Company’s requirements from this office holder.

2.3.7	The size of the Company and the nature of its activities.

2.3.8	As to service and employment terms that include retirement grants – the term of service or employment of the office holder, the terms of his service and employment over the course of this period, the Company’s performances in the said period, the office holder’s contribution to the achievement of the Company’s goals and the circumstances of the retirement.

2.3.9	(a) The market conditions of the industry in which the Company operates at any relevant time, including the office holder’s salary compared to the salaries of other office holders working in similar positions (or in position of comparable level) in companies whose characteristics are similar to those of the Company in terms of its activity (as described in section 2.3.1 below); (b) the availability of suitable candidates that can serve as office holders in the Company, the recruitment and retainment of the office holders and the need to offer an attractive compensation package in a global competitive market; and (c) changes in the Company’s area of activity and in the scope and complexity of its activities.

2.4	Payroll review

2.4.1	For the purpose of determining the payroll that can be offered to an office holder upon recruitment, the Company will review from time to time the payroll generally accepted in the relevant markets for similar positions in companies, which are similar to the Company in terms of its area of activity/scope of activity/complexity of activity/market value/revenues and other relevant parameters (if such companies exist).

2.4.2	The payroll review will be conducted by the Company itself, or by an external advisor, at the Company’s discretion, after the Compensation Committee has issued its recommendations regarding this matter.

2.5	Basic salary, benefits and other related benefits

2.5.1	The basic salary of a new Company office holder shall be determined taking into accounts the parameters described in section 2.3 above and the conclusions of the payroll review described in section 2.4 above (should such a review be conducted).

2.5.2	The basic salary shall be in absolute numbers. The Company may determine that an office holder’s salary shall be linked to a certain currency or index.

The Company’s Compensation Committee and the Board of Directors may decide to exchange basic salary with equity-based compensation, either in whole or in part, by issuing Restricted Shares (“RS”) or Restricted Share Units (“RSUs”) or options to purchase ordinary shares (“Options” and together with the RS and RSUs, the “Awards”) which may be granted in a minimum par value per share as allowed under applicable law and may be vested on a monthly basis, in accordance with applicable law.

In such case, the calculation of the Awards value in comparison to the basic salary will be up to two (2) times of the basic salary for the relevant month.

2.5.3	In any case, the basic monthly salary, or alternatively, the monthly consultation fees shall not exceed the maximum amount set out below (linked to the Consumer Price Index commencing May 2015):

Position**	Maximum basic salary* in $
Active Chairman of the Board of Directors (“Active Chairman”)	30,000
Company’s CEO (“CEO”)	27,500
Subordinate Office holders	25,000
Foreign Office holders	25,000

*	An amount paid to an office holder other than an Active Chairman, as monthly consultation fees (in respect of which an invoice is issued), which is up to 1.3 times higher than the maximum basic salary set for his position, shall not be considered to be a deviation from the Policy.

**	The amounts presented above are in respect of a full-time position; those amounts shall change in proportion to the scope of position of the office holder.

2.5.4	Social benefits[1], related benefits, reimbursement of expenses

The compensation package may include benefits that are generally acceptable in the market where employee serves, such as vacation pay2, contributions towards pension, life insurance, education fund, training fund saving, health insurance, social rights and benefits, mobile phone (including grossing up of the taxable value of the phone), internet and landline, gifts on public holidays, recreation, medical tests, medical insurance and/or undertaking such an insurance policy and other expenses, all as approved by the Compensation Committee and the Company’s Board of Directors, at their discretion and in accordance with the applicable Company policy.

[1]	As to an office holder that has entered into engagement with the Company whereby no employer-employee relationship exists, the Company may pay the social benefits described above on top of his monthly fee in lieu of the said expenses.

[2]	An office holder shall be entitled to annual leave as prescribed by law, but the Company may grant him further paid leave up to a maximum of 24 working days per year. The Company may allow the office holder to accumulate vacation days over his term of office in accordance with Company’s procedures.

2.5.5	Vehicle

Company office holders shall be entitled to receive a Company vehicle (including by way of leasing) in the following costs:

●	CEO- up to $70,000 or by way of leasing in the amount of up to $1,700 per month excluding VAT, linked to the consumer price index.

●	Subordinate office holders- up to $60,000 or by way of leasing in the amount of up to $1,600 per month before VAT, linked to the consumer price index.

Such entitlement may include grossing up the taxable value of this benefit, fuel expenses, licensing, insurance and other related expenses.

The Company may add an amount equal to the vehicle costs as additional salary to the office holder, provided that the total payroll will be in accordance to the limitation of the Policy.

2.5.6	Insurance, indemnification, and exemption

Insurance

2.5.6.1	Company’s office holders shall be entitled to insurance coverage, including “run-off” and/or SIDE A type policies, to be provided by a liability insurance policy of directors and office holders, including the controlling shareholders, which the Company will purchase from time to time, subject to the approvals required by law.

2.5.6.2	Subject to the provisions of the law, as amended from time to time, and without detracting from the provisions of section 2.5.6.1 above, the Company’s office holders shall be entitled to benefit from coverage provided by a liability insurance of directors and office holders, which the Company will purchase from time to time, subject to the approval of the Compensation Committee alone (and the approval of the Board of Directors, if required by law), provided that the insurance policy meets the following criteria and provided that the engagement with the insurer is entered into under market conditions and will not have a material effect on the Company’s profitability, its assets or liabilities:

a.	The limit of insurer’s liability under the insurance policy shall not exceed $30,000,000 per claim and during the insurance period covered by that policy, plus reasonable litigation expenses in excess of the abovementioned limit.

b.	The insurance policy may include an entity cover that will cover the Company itself in case of lawsuits filed against it under the securities law (whether those lawsuits are filed only against the Company and whether they are filed against the Company and office holder thereof or an office holder in its related companies). Such cover will be subject to priorities for payment of any insurance benefits according to which the rights of the Directors and Officers to receive indemnity from the Insurer’s take precedence over the right of the Company itself.

c.	Without derogating Section 2.5.6.2(b) above, the total annual premium that the Company will pay to an insurance company for the office holders liability insurance as described above, shall be (i) in market conditions and in an immaterial cost; or (ii) shall not exceed a total of $1,200,000.

d.	In case of a material change in risk, or a change in control, or in case the policy is not renewed, the Company shall be entitled to purchase a Run-Off coverage of up to 7 years (the “Run Off period”), for a premium for the Run Off period in the rate of up to 300% of the last paid annual premium.

e.	The excess amounts set in the insurance policies shall not exceed the amounts normally applicable in the insurance market for policies of this type as of the date of purchasing and renewing the insurance on a periodic basis.

f.	In this section 2.5.6.2, if the overages do not exceed 10%, this will not be considered as an exemption of the Policy.

Indemnification and Exemption

2.5.6.3	The Company’s office holders may be entitled to an indemnification arrangement in accordance with arrangements that are normally acceptable and subject to the provisions of the law and the Company’s articles of association. The overall amount of indemnification per event to each office holder and to all office holders together, individually or in aggregate, shall not exceed the greater of: (i) 25% of the effective shareholders’ equity of the Company; and (ii) $5,000,000 (the maximum indemnification amount).

For that purpose, the “effective shareholders’ equity of the Company” means the amount of the Company’s shareholders’ equity in accordance with the last consolidated audited or reviewed financial statements of the Company (as applicable) at the time of actual payment of the indemnification. It is hereby clarified that the indemnification shall be paid in excess of any amount paid under the liability insurance of directors and office holders, which the Company has purchased or will purchase from time to time.

2.5.6.4	Company office holders may be entitled to an exemption arrangement in accordance with arrangements that are normally acceptable and subject to the provisions of the law and the Company’s articles of association.

2.6	Compensation in connection with termination of employment

2.6.1	Advance notice period

2.6.1.1	An office holder may be entitled to advance notice period or payment in lieu of advance notice period, as follows:

Chairman- up to four (4) months advance notice period.

CEO / Chief Scientific Officer (“CSO”) / Chief Technology Officer (“CTO”) - up to six (6) months advance notice period.

Other subordinate office holder - up to four (4) months advance notice period.

2.6.1.2	Upon the occurrence of a Double Trigger Event, the Office Holder shall be entitled to an extended advance notice period, or to a payment in lieu thereof, as follows:

Chairman - up to nine (9) months advance notice period.

CEO / CSO / CTO - up to twelve (12) months advance notice period.

Other subordinate office holder - up to nine (9) months advance notice period.

2.6.1.3	Over the course of the advance notice period, the office holder shall continue to do his job in the Company at the request of the Company, unless the Company decides that he will not do so, in which case the office holder may be entitled to continue and receive over the advance notice period all employment and service terms, which were agreed upon in his employment agreement.

2.6.1.4	The service or employment terms of the office holders may include a provision whereby the Company may terminate the services or employment of the office holder without an advance notice period in cases which deny eligibility for severance pay according to the law, including the following cases: (a) conviction of an offence involving moral turpitude; (b) an office holder who will conduct himself in a disloyal and/or unreliable and/or dishonest manner in his relations with the Company and/or while carrying out actions on its behalf and/or will harm the Company’s reputation; (c) in case the office holder will breach the confidentiality duty towards the Company and/or his duty to protect the Company rights which were developed due to or as part of his work at the Company; (d) Any other case in which the Company is legally entitled to refrain from payment of severance pay.

2.6.2	Severance pay

Office holders, who are Company’s employees, will be entitled to severance pay in accordance with the provisions of the local law.

2.6.3	Retirement terms

2.6.3.1	The retirement terms of the Company’s office holders shall be determined by the Compensation Committee and the Board of Directors, in accordance with the following table, while taking into account, among other things, the parameters set out in Section 2.3 above, the period of service or employment of the office holder, the terms of service and employment over this period, his or her contribution to the achievement of the Company’s goals and the circumstances of the retirement:

2.6.3.2	An office holder may be entitled to a retirement grant, as follows (“Retirement grant”):

Role	Maximum retirement grant
CEO / CSO / CTO	Up to 6 basic monthly salaries
Other subordinate office holder	Up to 4 basic monthly salaries

2.6.3.3	Upon the occurrence of a Double Trigger Event, the Office Holder shall be entitled to an extended retirement grant, as follows:

Role	Maximum retirement grant
CEO / CSO / CTO	Up to 12 monthly salaries
Other subordinate office holder	Up to 9 monthly salaries

2.6.4	Adjustment payment

2.6.4.1	The Company may provide an additional adjustment grant (“Adjustment Grant”), according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement:

Role	Maximum adjustment grant
CEO / CSO / CTO	Up to 6 monthly salaries
Other subordinate office holder	Up to 4 monthly salaries

2.6.4.2	Upon the occurrence of a Double Trigger Event, the Office Holder shall be entitled to an extended adjustment grant, as follows:

Role	Maximum adjustment grant
CEO / CSO / CTO	Up to 18 monthly salaries
Other subordinate office holder	Up to 12 monthly salaries

2.6.5	Maximum grant amount

2.6.5.1	Notwithstanding the foregoing, the aggregate amount of advance notice period, Retirement grants and Adjustment Grants, payable to each Office Holder under this Section 2.6 (excluding any other bonuses) shall not exceed the following amounts:

CEO / CSO / CTO - up to twelve (12) monthly salaries.

Other subordinate office holder - up to nine (9) monthly salaries.

2.6.5.2	Upon the occurrence of a Double Trigger Event, the aggregate amount of advance notice period, Retirement grants and Adjustment Grants, payable to each Office Holder under this Section 2.6 (excluding any bonuses) shall in any case not exceed 24 monthly salaries.

2.6.6	Non-Compete

2.6.6.1	Subject to applicable law, the Company may engage with its Office holders, to establish a “non-compete period” upon termination, to refrain from competing with the Company for up to twelve (12) months.

2.7	Annual bonus

In addition to the basic salary, the compensation package of Company’s office holders may include eligibility to an annual bonus that is based on measurable targets and to an annual discretionary bonus (hereafter jointly: “the annual bonus”).

For the purpose of this Annual bonus section, whenever the term “salary” is used, it means (i) in the case of an employed office holder – the gross salary in terms of employer cost as paid to the office holder for the month of December in the relevant year, including any social benefits and related benefits as detailed in section 2.5.4 and 2.5.5 herein and (ii) in the case of office holder with no employer-employee relationship – the fee paid to the office holder for the month of December in the relevant year, excluding VAT (if applicable).

2.7.1	Components of the annual bonus

The Company may grant an Office holder an annual bonus up to the maximum annual bonus as described in the table in section 2.7.7 below, based on the compensation plan which will be approved by the compensation committee and the Board of Directors for each year in advance.

At the end of each year, the Compensation Committee and Board of Directors will review the office holders’ meeting their measurable targets in order to determine that component of the annual bonus, which is based on measurable targets. The Compensation Committee and Board of Directors may determine to pay only part of the component of the annual bonus, which is based on measurable targets, if the office holder meets only some of the targets.

According to the rates stated below, the components for each of the Office holders of the annual bonus will be:

(i)	Measurable Company Targets (from the categories in the list below);

(ii)	Measurable Personal Targets (from the categories in the list below); and

(iii)	Discretionary Bonus (according to the limitations set forth herein)

	Measurable Company Targets	Measurable Personal Targets	Discretionary Bonus
Active Chairman / CEO	0-100%	0-100%	0-35% (by Board of Directors), see section 2.7.3(1) below
Subordinate Office holders	0-100%	0-100%	0-50% (by CEO), see section 2.7.3(2) below.

2.7.2	Measurable Targets (Company and Personal)

Set forth below are several suggested criteria for the annual bonus that is based on measurable targets. It should be clarified that this list is not a closed and binding list. The Compensation Committee and the Board of Directors may consider adding or removing some of those criteria, considering the role of each office holder, his areas of responsibility and the Company’s activity.

a bonus that is based on meeting principal and personal performance metrics that are quantified and set out in the Company’s work plan and attributed to the relevant office holder. These performance metrics may include, among other things:

Active Chairman and CEO Measurable Targets Criteria

(a)	Sales and marketing targets.

(b)	Increase of revenue targets.

(c)	Engagement in contracts with revenue potential in a determined amount.

(d)	Engagement in collaboration contracts.

(e)	Engagement of material contracts and/or strategic contracts.

(f)	Achievement of product development milestones.

(g)	Reducing costs.

(h)	Achievement of targets/milestones relating to Company’s products and projects.

(i)	Promotion of strategic plans and targets, including targets which were set for the office holder, and which are relevant to the relevant office holder’s area of activity.

(j)	Achievement of regulatory approvals.

(k)	Achievement of reimbursement for the Company’s products.

(l)	Achievement of financial indicators targets: gross margin, operational profit/loss, net profit/loss, cash balance, revenue.

(m)	Achievement of funding targets: raising loans, private placement, public or rights offering of shares, bonds, etc.

(n)	Achievement of achieving new and/or innovative technologies.

Subordinate Measurable Targets Criteria

(a)	Sales and marketing targets.

(b)	Increase of revenue targets.

(c)	Engagement in contracts with revenue potential in a determined amount.

(d)	Engagement in collaboration contracts.

(e)	Engagement of material contracts and/or strategic contracts.

(f)	Achievement of product development milestones.

(g)	Reducing costs.

(h)	Achievement of targets/milestones relating to Company’s products and projects.

(i)	Promotion of strategic plans and targets, including targets which were set for the office holder, and which are relevant to the relevant office holder’s area of activity.

(j)	Achievement of regulatory approvals.

(k)	Achievement of reimbursement for the Company’s products.

(l)	Budget and work plan related targets.

(m)	Inventory and Production related targets.

(n)	Achievement of financial indicators targets: gross margin, operational profit/loss, net profit/loss, cash balance, revenue.

(o)	Achievement of funding targets: raising loans, private placement, public or rights offering of shares, bonds, etc.

(p)	Achievement of achieving new and/or innovative technologies.

2.7.3	Discretionary bonus

(1)	With regard to the Company’s CEO and an active Chairman of the Board of Directors – most of the annual bonus will be based on measurable targets and an immaterial portion of the annual bonus (for that purpose “immaterial portion” – the higher of (a) a total of 3 (gross) monthly salaries or (b) 35% of the variable components of the bonus (actual bonus and equity-based payment) shall be a discretionary bonus that is based on qualitative criteria.

Notwithstanding the above, if in a specific year the Company does not pay the CEO or the active Chairman (as applicable) an annual bonus that is based on measurable targets (i.e., if the discretionary annual bonus paid to the CEO or the active Chairman (as applicable) constitutes the total annual bonus paid on that year), then the amount of the discretionary bonus that the Company may pay to the CEO and to the active Chairman (as applicable and separately) shall not exceed three (3) gross monthly salaries of that office holder.

(2)	With regard to Subordinate Office Holders– subject to the provisions of the law, Subordinate Office Holders, may be eligible to an annual bonus that is based on measurable targets and to a discretionary annual bonus. It should be clarified that the amount of the discretionary bonus that the Company may pay to Subordinate Office Holders, shall not exceed three (3) gross monthly salaries of the Subordinate Office Holder.

The amount of the annual bonus that is based on measurable targets shall be calculated based on measurable criteria, that will be determined (if they are determined) for each and every office holder at a time close to the date of the discussion held by the Board of Directors for review of the Company’s budget for the forthcoming year, in accordance with the role of the relevant office holder, by the competent organs of the Company (in accordance with the provisions of the law and the positions of the Securities Authority, as amended from time to time), provided that the targets applicable to Subordinate Office Holders, shall be determined by the Company’s Compensation Committee and Board of Directors, at the recommendation of the CEO.

2.7.4	Neutralization of one-off events

As part of the calculation of the eligibility to annual bonus that is based measurable targets on the basis of financial statements data (if such targets are set) the Board of Directors or the Compensation Committee will be authorized to neutralize the effect of “one-off events”, or alternatively to decide that such events should not be neutralized in a certain year, as applicable.

2.7.5	The Company’s competent organs shall approve this component based, among other things, on data presented by the Company’s management and based on personal assessment and recommendation issued by the Company’s CEO (with regard to Subordinate office holders) and by the Company’s Board of Directors with regard to active Chairman and the CEO, while listing the underlying reasons for their recommendation.

Notwithstanding the foregoing, subject to applicable law, the Company’s competent organs shall be entitled to approve payment of discretionary bonus on an Annual, quarterly, monthly, or otherwise basis.

2.7.6	Annual bonus that is based on measurable targets only

2.7.6.1	Subject to the provisions of the law and the positions of the Israeli Securities Authority (as amended from time to time):

a.	The Compensation Committee and Board of Directors alone will be allowed to determine the measurable targets applicable to active Chairman of the Board of Directors or any other director, if one of the following (1) or (2) is fulfilled:

(1)	All of the following conditions are met: (a) the resolution is in line with the Policy; (b) the grant in question is based only on measurable targets; (c) the amount of the potential grant is immaterial (up to three salaries); and (d) the targets were pre-determined by the Compensation Committee and Board of Directors.

(2)	All of the following conditions are met: (a) the resolution is in line with the Policy; (b) the office holder in question serves both as a director and in an operational role in the Company; (c) The Compensation Committee and Board of Directors approved the targets, other than the said directors, who receive from the Company a bonus based on measurable targets, did not take part in the approval of those targets (whether in their capacity as directors or in their capacity as other office holders in the Company).

b.	The Compensation Committee and Board of Directors alone will be allowed to determine the measurable targets applicable to an office holder, who is a controlling shareholder or a relative thereof (as these terms are defined in the Companies Law), if one of the following (1) or (2) is fulfilled:

(1)	All of the following conditions are met: (a) the resolution is in line with the Policy; (b) the grant in question is based only on measurable targets; (c) the amount of the potential grant is immaterial (up to three salaries); and (d) the targets were pre-determined by the Compensation Committee and Board of Directors.

(2)	The Board of Directors has determined a clear target that is based on financial statements data and which applies in the same manner to the controlling shareholder and his relative and to other office holders, who are not related to the controlling shareholder.

2.7.7	The maximum annual bonus of office holders as of date of payment thereof (both in respect of Discretionary Bonus and in respect of bonus based on Measurable Targets):

Role	Maximum Annual Bonus[3]
Active Chairman	Up to 9 salaries (subject to the provisions of section 2.7.3(1) above)
CEO	Up to 9 salaries (subject to the provisions of section 2.7.3(1) above)
Other Subordinate Office holders	Up to 6 salaries

2.7.8	The Compensation Committee and Board of Directors may decide to pay the annual bonus in cash and/or equity.

2.7.9	The Compensation Committee and Board of Directors may decide to postpone the payment of the annual bonus or reduce the amount of the annual bonus to which the office holder is entitled, at their own discretion.

2.7.10	The Company may pay an office holder, who has not completed a full year of employment, a proportionate share of the bonus according to the period of employment of the office holder.

2.7.11	he office holder shall repay to the Company that portion of the bonus he received, which was based on measurable targets, should it be determined that this component was paid to him on the basis of erroneous data and/or data that were restated in the Company’s financial statements, provided that the date of restatement of the financial statements does not fall later than three (3) years after the original approval of the relevant financial statements.

[3]	The maximum values are in respect of the aggregate annual bonus – bonus based on measurable targets and discretionary bonus.

2.8	One-Time Bonus

The Board of Directors, subject to the recommendation of the Compensation Committee and the officer’s direct supervisor, may decide to grant a one-time bonus (beyond the Annual Bonus, as described in Section 2.7 above), to an office holder, including the chairman and directors, in respect of special efforts performed by the officer and / or in respect of the significant contribution of the officer to the Company’s operations, special projects or extra ordinary achievements which are not in the Company’s general course of business (the “One-Time Bonus”).

The aggregate amount of one-time bonus and annual bonus, shall not exceed 9 monthly base salaries. The One-Time Bonus is separate from the Special Bonus and the annual bonus.

An approval of a One-Time Bonus to the CEO, that meets the aforesaid conditions, shall not be subject to the approval of the General Meeting, as long as the aggregate amount of the all discretionary bonuses does not exceed 12 monthly salaries.

2.9	Special Bonus

- merger or sale or assignment by the Company of all or substantially all of its shares or assets

The Board of Directors, subject to the recommendation of the Compensation Committee and the officer’s direct supervisor, may decide to grant a special bonus (beyond the Annual Bonus, as described in Section 2.7 above), to an office holder, including board members and chairman, in case of a consummation of a merger, or sale or assignment by the Company of all or substantially all of the issued and outstanding shares of the Company and/or all or substantially all of the Company’s assets, or upon an equity financing single transaction resulting in gross proceeds to the Company of at least $10 million, (the “Special Bonus”), as follows:

CEO / CSO / CTO – up to 1.5% of the transaction value, each, and in accordance with applicable law.

Chief Financial Officer – up to 1% of the transaction value, and in accordance with applicable law.

Other subordinate office holders – up to 0.5% of the transaction value, each, and in accordance with applicable law.

The Special Bonus is separate from the One-Time Bonus and the Annual Bonus.

An approval of a Special Bonus to the CEO and other Office holders, that meets the aforesaid conditions, shall not be subject to the approval of the General Meeting.

2.10	Commissions

The CEO, may decide to grant Office holders that are providing services of sales and/or business development for the Company, with commissions, as shall be determined in their employment agreement (the “Sales Office holders” and “Commission”, respectively). The purpose of granting Commissions to Sales Office holders is to incentivize Sales Office holders to increase the amount of sales of Company’s products. For each Sales Office holder, the aggregate amount of Commissions paid by the Company in each calendar year shall be up to 5% from direct contribution to the Company’s income from sales, and in any case, the amount paid for each Sales Office holder shall not exceed $150,000. The Commissions will be paid on either a monthly, quarterly or annual basis. The maximum amount of Commissions shall be considered from time to time

The Commission paid to a Sales Office holder shall be separate from the Annual Bonus and/or Special Bonus given to them, or instead of Annual Bonus and/or Special Bonus, as suggested by in each case by the CEO and approved by the Compensation committee.

The Commission shall be limited by the ratio between the fixed compensation and variable compensation, as further specified in section 2.12 herein

2.11	Long-term compensation

2.11.1	The purpose of granting long term compensation is to create an identity of interests between the company’s long term business results and the office holder’s compensation. In addition, granting long term compensation is a tool for preserving good personnel. The principles for the long-term compensation are as follows:

2.11.1.1	The Company will provide equity-based compensation, which can include Options, RSUs and or any other equity-based compensation in accordance with the Option Plan, to office holders, from time to time at the Board’s discretion.

2.11.1.2	Vesting Period- The vesting period will not be less than one year, except in cases of acceleration, in accordance with the Policy, the employment agreement and / or services with the office holder and as will be from time to time, or in case the vesting depends on milestones.

2.11.1.3	Acceleration Mechanism- The Board of directors (and in relation to the CEO or directors, as required by applicable law) may allow immediate acceleration for any unvested options and/or RSUs granted to office holders, upon closing of a Deemed Liquidation (as defined below).

“Deemed Liquidation” - shall mean: (i) the acquisition of the Company by, or the merger of the Company with another entity, consolidation, reorganization and/or recapitalization; provided that any of the said events results in an event prescribed under subsection (iii) below; (ii) sale, assignment or disposal by the Company of all or substantially all of the issued and outstanding shares of the Company; (iii) any other transaction or series of transactions following which the shareholders of the Company prior to the closing of such transaction own, directly or indirectly, less than 50% (fifty percent) of the voting power of the surviving entity (except in connection with public offering).

It is clarified that the Company’s Board of Directors will be entitled to reduce the definition of “Deemed Liquidation” at the time of the equity-based grant, and to determine that “a deemed liquidation is one or more of the aforementioned criteria.”

Furthermore, upon the occurrence of a Double Trigger Event, the Compensation Committee and the Board may allow that the entire then-outstanding unvested portion of the time-vested equity-based compensation (including Options and RSUs) shall automatically accelerate and become fully vested.

2.11.1.4	Exercise Price- The exercise price of the equity-based compensation will be determined according to the average price of the last 30 trading days share price, prior to the grant date.

2.11.1.5	Expiration date - up to ten (10) years from the date of grant.

2.11.1.6	The grant of equity-based compensation will be granted as far as possible under section 102 of the Income Tax Ordinance to employees employed in Israel (in cases of workers abroad under the existing law in those countries).

2.11.1.7	the equity-based compensation is subject to the following principles (and in any case- the lowest of):

1.	The value of compensation in accordance with number of monthly salaries as specified below. The maximum compensation value is for one-year term and shall be calculated on a linear basis[4].

2.	the maximum rate of dilution for shareholders which will not exceed the rate listed below.

Maximum amounts as follows:

Role	Chairman	CEO	Subordinate Office holder
Maximum Monthly Salaries	6	6	6
Maximum Dilution Rate	2%	2%	2%

2.11.1.8	Other conditions for long-term compensation will be in accordance with the Wearable Devices Ltd. 2015 Share Option Plan or any other long term compensation plan that will be adopted by the Company.

2.11.1.9	The above-mentioned ratios and guidance will be effective to grants following the closing of a public offering.

2.11.2	The Compensation Committee and the Board of Directors (and in relation to the CEO or directors, as required by applicable law) may decide to exchange accrued and unpaid cash salary given to office holders, including controlling shareholders and/or relatives of controlling shareholders (if applicable and only in the event described in this section 2.11.2), with RSUs or any other equity-based compensation in accordance with the Company’s than in effect equity incentive plans (the “Exchanged equity-based compensation”).

The Exchanged equity-based compensation terms will be determined according to the following:

2.11.2.1.	Vesting Period- will be no less than one month.

2.11.2.2	Share Price- will be calculated at the Board of Directors’ discretion granted in the minimum par value per share and allowed under applicable law. In such case the calculation of RSU value in comparison to the basic salary will be up to two (2) times of the basic salary for the relevant month.

All other relevant terms will be as specified in section 2.11.1 above.

2.11.3	Employee Stock Purchase Plan

Without derogating from section 2.5.2 and section 2.11.2 above, subject to applicable law and any additional approval as may be required by applicable law, the Compensation Committee and the Board of Directors, may adopt, from time to time, an Employee Stock Purchase Plan (or “ESPP”), or any similar plan (and to amend such plans), for the purpose of enabling, among others, officeholders and directors of the Company, to use payroll deductions to purchase the Company’s ordinary shares, and thereby acquire an ownership interest in the Company. The terms of such acquisitions shall be determined and described within such plans.

[4]	The calculation of the maximum annual value of such grant will take into consideration all previous grants’ value to the officer holder in each year.

2.12	The ratio between the variable components and the basic salary component[5]

Role	The ratio between the variable components and the total compensation
Active Chairman of the Board of Directors	Up to 60%
CEO	Up to 60%
Subordinate Office Holders, if any	Up to 60%
Foreign Office holders	Up to 60%

2.13	Extending the term of existing agreements with Company office holders and making amendments to those agreements

2.13.1	Prior to extending the term of the services or employment agreement with a Company office holder (whether this involves changes to the terms of employment or not), the office holder’s existing compensation package will be assessed in relation to the parameters set out in section 2.3 above and bearing in mind the payroll review, which was conducted by the Company as per section 2.4 above.

2.13.2	Subject to the provisions of the law and the positions of the Israeli Securities Authority, as amended from time to time, immaterial changes (as defined below) made to the service or employment terms of the Company’s CEO will need to be approved by the Compensation Committee alone, if it approves that the changes are, indeed, immaterial and the change complies with the provisions of this Policy.

2.13.3	Subject to the provisions of the law and the positions of the Israeli Securities Authority, as amended from time to time, immaterial changes made to the service or employment terms of the Subordinate Office Holders shall be approved by the Company’s CEO alone, and the approval of the Compensation Committee will not be required, provided that the service and employment terms of that office holder comply with the provisions of this Policy.

In sections 2.13.2 and 2.13.3 above, “immaterial changes to the service and employment terms” are changes, the aggregate value of which does not exceed 5% of the overall annual cost of compensation of the office holder.

[5]	For that purpose, the “variable components” include the annual bonus, one-time bonus, special bonus and annual value of the share-based payment (excluding share-based expenses related to grants made prior to the public offering).

2.14	Compensation of directors

2.14.1	The directors of the Company will be entitled to annual compensation and participation compensation which will be determined in accordance with the provisions of the Companies Regulations (rules regarding remuneration and expenses for an external director), 2000 hereafter and the Companies Regulations (exemptions for dual companies), 2000 (“the compensation regulations”), as they will be from time to time and according to the Company’s rank.

2.14.2	In addition, the directors of the Company will be entitled to compensation of travel and parking expenses. In the case of a director (except for external directors) with additional expertise in the Company’s operations and / or in other areas where the Board has decided that they are necessary for the Company, the Company will be entitled, to award that director, solely that the aggregate amount of the annual compensation to which the director is entitled, does not exceed the amount specified in section 2.5.3.

2.14.3	The Company may grant equity-based compensation to directors, including external directors and independent directors, from time to time, all in accordance with applicable law. The fair value of securities granted to directors at the grant date, as reflected in the Company’s financial statements, will be calculated on the basis of accepted valuation methods (such as Black & Scholes / Intermediate), and will not exceed 75% of the total annual compensation and participation compensation given to directors in the 12 months preceding grant date, or up to $50,000.

2.14.4	All other provisions regarding the long-term compensation that apply to the officers under this Policy, will also apply to the long-term compensation granted to directors.

2.15	Recoupment Policy

The Company may seek reimbursement of all, or a portion of any compensation paid to an Office Holder based on financial data included in Company’s financial statements in any fiscal year that are found to be inaccurate and are subsequently restated.

In any such event, Company will seek reimbursement from the Office holders to the extent such Office Holders would not have been entitled to all or a portion of such compensation, based on the financial data included in the restated financial statements.

The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such recoupment from time to time in accordance with a recoupment policy adopted from time to time by the Compensation Committee or the Board of Directors. Any recoupment under this Section 2.15 may be in addition to (and not limited by) any other remedies or rights of recoupment available to the Company pursuant to the terms of any similar policy or under applicable law.

2.16	Exchange Rate

Monetary amounts in this Policy are quoted in $, yet subject to the applicable currency exchange rates.

2.17	The ratio between the salary of office holders and the salary of all other Company employees as of the date of the compensation policy

The ratio of the average and median salary between the officers to the other full-time employees will be up to the following ratios:

Role	Ratio to the average salary[6]	Ratio to Median salary
CEO	7	7
Subordinate office holders	6	6

As of the date of the compensation policy in the Company, there are 12 full-time employees who are not office holders. It is clarified that for the purpose of calculating the aforesaid ratios, only the employees of Wearable Devices Ltd. were included.

At the time of approval of the compensation policy, the compensation committee examined the existing gaps between the officers and the other employees. The existing Ratio of CEO and subordinate office holders to average salary is approximately 2. The compensation committee and the Board of Directors believe that these data have a limited effect on determining the salaries of the Company’s officers, given the structure of the Company, the small number of full-time employees and the low salary of CEO and office holders reflected by the financial condition of the company prior the significant fund raising.

3.	The powers of the Compensation Committee and the Company’s Board of Directors regarding the Policy

3.1.	The Company’s Board of Directors is charged with the management of the Policy and all actions required for management thereof, including the power to interpret the provisions of the Policy where doubts arise as to the manner of its implementation.

3.2.	The Company’s Compensation Committee and Board of Directors will assess, from time to time, the Policy and the need to adjust it, inter alia, in accordance with the considerations and principles set out in this policy, while taking into account the changes in the Company’s goals, market conditions, Company’s profits and revenues in previous periods in real time and any other relevant information.October 24, 2025

3.3.	In order to assess the Company’s Policy, the Company’s Compensation Committee and its Board of Directors will monitor the implementation of the Policy in the Company.

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[6]	The ratio to the average salary and the median salary refers to the salary cost of the employees of Wearable Devices Ltd. only, and does not include the cost of the salaries of the officers